UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On June 30, 2025, Oriental Rise Holdings Limited (the “Company”) received a letter (the “Notification Letter”) from the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, because it has not maintained a bid price of least of $1.00 per share for the past thirty (30) consecutive days, it is no longer in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 29, 2025, to regain compliance with the minimum bid price requirement. The Notification Letter also provides that, if at any time during this 180-day period, the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide its written confirmation of compliance and this matter will be closed.

If the Company does not regain compliance within the 180-day period, the Company may be eligible for additional time, provided that it meets all listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and shall provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company meets these requirements, it will notify the Company that it will be granted an additional 180-day cure period, but if Nasdaq determines that the Company does not meet these requirements, Nasdaq will notify the Company that its securities will be subject to delisting.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time (however, Nasdaq will include the Company on its website in its list of non-compliant Nasdaq companies and the basis of such non-compliance commencing five business days from the date of the Notification Letter). The Company’s business operations are also not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its securities on the Nasdaq Capital Market and, if appropriate, consider implementing available options, including a reverse stock split, to regain compliance with the minimum bid price requirement.

On July 7, 2025, we released the press release furnished herewith as Exhibit 99.1.

 Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

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